Richard J. Wirth
Assistant Vice President and
Assistant General Counsel
Law Department
October 14, 2008	200 Hopmeadow Street
Simsbury, CT 06089
Securities and Exchange Commission	Direct Dial: (860) 843-1941
100 F Street, NE	Fax: (860) 843-8665
Washington, DC 20549-4644

Re:

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven
Hartford Life Insurance Company Separate Account Three

Request for Withdrawal of Post-Effective Amendments on Form N-4

File Nos.

333-148553 and 811-04972

333-148554 and 811-04972

333-148565 and 811-09295

333-148570 and 811-04972

333-136543 and 811-08584

Ladies and Gentlemen:

On behalf of Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company and the above-referenced Separate Accounts, we are requesting withdrawal of the 485(a) Post-Effective Amendments to the above-referenced registration statements on Form N-4, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), as well as the Investment Company Act of 1940 (“1940 Act”).

The post-effective amendments were filed with the Securities and Exchange Commission and accepted on August 28, 2008 (Accession Numbers: 0001104659-08-055836, 0001104659-08-055832, 0001104659-08-055835, 0001104659-08-055833 and 0001104659-08-055837).

The post-effective amendments have not yet become effective under the 1933 Act and were filed with the intent to incorporate exchange offers that would have been made available to eligible client segments as appropriate. No securities have been sold in connection with these amendments.

If you have any questions or comments with respect to these filings, please do not hesitate to contact me at 860-843-1491 or, in my absence, Christen Young at 860-843-8470.

Very truly yours,

/s/Richard J. Wirth

Richard J. Wirth

Assistant General Counsel

cc:  Christen Young